Exhibit 17.1

ClimateRock

Registered Office:
89 Nexus Way,
Camana Bay,
Grand Cayman,
Cayman Islands
KYI-9009

Email: caycorpadmin@ogier.com

For the attention of: The Directors

24th April 2024

Dear Directors

Resignation as a Director

As previously notified, I hereby resign as a director Of ClimateRock (“the Company”) with effect from the 26th April 2024. This resignation also includes my resignation as chair and member of the audit committee and resignation as a member of the nominating and corporate governance committee.

I have very much appreciated the opportunity to work with you all since our introduction in December 2021. I have always been dedicated to ensuring that I have sufficient capacity to properly fulfil my roles at the Company, which I have taken very seriously. My personal circumstances have changed, and hence going forwards I will not have the required time to dedicate to the role.

I wish you and the Company every success in the future.

Yours faithfully

/s/ Caroline Harding
Caroline Harding